UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pandion Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698340106

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

February 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

CUSIP No. 698340106

1	NAME OF REPORTING PERSON. AI Pan LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,827,883 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,827,883 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,827,883 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 9.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on 29,519,902 shares of the Issuer’s Common Stock as of November 12, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020.

CUSIP No. 698340106

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,827,883 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,827,883 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,827,883 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 9.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on 29,519,902 shares of the Issuer’s Common Stock as of November 12, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2020, as filed with the SEC on November 16, 2020.

CUSIP No. 698340106

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,827,883 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,827,883 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,827,883 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 9.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Based on 29,519,902 shares of the Issuer’s Common Stock as of November 12, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2020, as filed with the SEC on November 16, 2020.

CUSIP No. 698340106

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,827,883 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,827,883 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,827,883 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 9.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 29,519,902 shares of the Issuer’s Common Stock as of November 12, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2020, as filed with the SEC on November 16, 2020.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by AI Pan LLC (“AI Pan”), Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”), in respect of the common stock, par value $0.001 per share (the “Common Stock”), of Pandion Therapeutics, Inc. (the “Issuer”).

Item 1	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is: 2134 Coolidge Avenue, Watertown, Massachusetts, 02472.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

AI Pan LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding company for a strategic investment	Delaware

Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

AI Pan, AIH, AIM and Mr. Blavatnik previously reported their beneficial ownership of Common Stock on a Schedule 13G, filed with the SEC on July 24, 2020, as amended on February 16, 2021 (together, the “Schedule 13G”). This Schedule 13D amends and replaces the Schedule 13G.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.3 hereto.

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3	Source and Amount of Funds or Other Considerations

In March 2020, AI Pan acquired 4,789,731 shares of the Issuer’s Series B preferred stock from the Issuer at a per share price of $2.0878 in cash. In June 2020, AI Pan acquired 4,789,731 shares of the Issuer’s Series B preferred stock at a per share price of $2.0878 in cash. AI Pan funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand. Upon closing of the Issuer’s initial public offering on July 21, 2020, the shares of AI Pan’s Series B preferred stock automatically converted into 1,878,551 shares of Common Stock.

On July 17, 2020, AI Pan acquired 722,222 shares of Common Stock in the Issuer’s initial public offering at a per share price of $18.00 per share. On November 17, 2020, AI Pan acquired 15,197 shares of Common Stock in open market transactions, at a weighted average price $15.15 per share. On November 18, 2020, AI Pan acquired 14,197 shares of Common Stock in open market transactions, at a weighted average price $15.26 per share. On November 19, 2020, AI Pan acquired 197,716 shares of Common Stock in open market transactions, at a weighted average price $15.12 per share. AI Pan funded each of these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

Item 4	Purpose of Transaction

The Reporting Persons who hold Common Stock directly acquired those securities as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Daniel Becker, M.D., Ph.D., a biotechnology principal of Access Industries, Inc., currently serves on the Issuer’s board of directors. Subject to the terms of the Support Agreement (as defined below), the Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Common Stock in the open market, block trades, negotiated transactions, or otherwise and may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, in each case, subject to limitations under applicable law. The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

On February 24, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Merck Sharp & Dohme Corp., a New Jersey corporation (“Merck”), and Panama Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Merck (“Merger Sub”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock at an offer price of $60.00 per share, net to the seller in cash, without interest (the “Offer Price”). The obligation of Merger Sub to purchase shares of Common Stock tendered in the Offer is subject to the satisfaction or waiver of the conditions set forth in Annex I to the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn that number of shares of Common Stock that, when added to any shares of Common Stock then owned by Merck and its controlled affiliates, represent at least one share of Common Stock more than half of the sum of (A) all shares of Common Stock then outstanding as of the expiration of the Offer, and (B) all shares of Common Stock that the Issuer may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into shares of Common Stock, or other rights to acquire or be issued shares of Common Stock, regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and receipt of clearance, approval or consent under any other applicable antitrust law; and (iii) those other conditions set forth in Annex I to the Merger Agreement. Following the consummation of the Offer and upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Merck (the “Merger”). In the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time (the “Effective Time”) of the Merger (other than certain excluded shares of Common Stock as described in the Merger Agreement) will automatically be converted into the right to receive the Offer Price. In addition, immediately prior to the Effective Time, each unexpired and unexercised option to purchase Shares under any

Pandion stock plan (each, a “Company Stock Option”), shall, to the extent unvested, become fully vested and exercisable immediately prior to, and contingent upon, the Effective Time. At the Effective Time, each Company Stock Option shall be cancelled and converted into the right to receive, a payment in cash equal to the product of (i) the total number of shares of Common Stock subject to such Company Stock Option immediately prior to such cancellation and (ii) the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Company Stock Option immediately prior to such cancellation. No holder of a Company Stock Option that, as of immediately prior to such cancellation, has an exercise price per share of Common Stock that is equal to or greater than the Offer Price shall be entitled to any payment with respect to such cancelled Company Stock Option.

Concurrently with the execution and delivery of the Merger Agreement, certain stockholders of the Issuer, including AI Pan (each a “Tendering Stockholder”), each entered into a Tender and Support Agreement (the “Support Agreements”) with Merck and Merger Sub, pursuant to which each Tendering Stockholder agreed, among other things, to tender his, her or its shares of Common Stock subject to such Support Agreement (the “Covered Shares”) pursuant to the Offer and, if necessary, vote his, her or its Covered Shares (i) in favor of, in the event any vote or consent of the stockholders of the Issuer is required to adopt the Merger Agreement, the Merger, the execution and delivery by the Issuer of the Merger Agreement and the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (ii) against any proposal, action or agreement that would reasonably be expected to (1) prevent or nullify any provision of the Support Agreement, (2) result in any of the Offer Conditions not being satisfied on or before the Expiration Date (as defined in the Merger Agreement) or the conditions to the Merger set forth in Article 8 of the Merger Agreement not being satisfied on or before the Outside Date (as defined in the Merger Agreement) or (3) impede, interfere with or prevent the consummation of the Offer or the Merger, (iii) against any Acquisition Proposal (as defined in the Merger Agreement), (iv) against any change in or to (1) the Issuer’s board of directors that is not recommended by the existing board of directors of the Issuer, (2) the present capitalization or corporate structure of the Issuer, or (3) the Issuer’s governing documents not consented to by Merck under the Merger Agreement and (v) against any extraordinary corporate transaction such as a merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, share exchange, reorganization, recapitalization, dissolution, liquidation, any sale, lease license or transfer of a material amount of assets of the Issuer or winding up of or by the Issuer. In general, no Tendering Stockholder may propose, commit or agree to take any action inconsistent with any of the foregoing clauses (i), (ii), (iii), (iv) or (v). Each Tendering Stockholder also agreed that, except as provided in the Support Agreement, he, she or it will not (i) offer to transfer, transfer or consent to transfer any of its Covered Shares, (ii) enter into any agreement to transfer his, her or its Covered Shares, (iii) grant any proxy, power-of-attorney or other authorization in respect of its Covered Shares, (iv) deposit any of its Covered Shares into a voting trust or enter into a voting agreement or arrangement, (v) create or permit to exist any lien on any of the Covered Shares, or (vi) take any other action that would restrict, limit or interfere with the performance of the Tendering Stockholder’s obligations under the Support Agreement in any material respect or otherwise make any representation or warranty of the Tendering Stockholder untrue or incorrect in any material respect. The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit and incorporated herein by reference.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

2,827,883 shares of Common Stock are owned directly by AI Pan and may be deemed to be beneficially owned by AIH, AIM and Mr. Blavatnik because (i) AIH indirectly controls a majority of the outstanding voting interests in AI Pan, (ii) AIM controls AIH and (iii) Mr. Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH. Each of the Reporting Persons (other than AI Pan), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Investors’ Rights Agreement

On March 23, 2020, AI Pan entered into an Amended and Restated Investors’ Rights Agreement with Pandion Therapeutics Holdco LLC and other holders of the Issuer’s preferred stock, which provides that, beginning 180 days after the date of the Issuer’s initial public offering, each such shareholder shall have the right to require the Issuer to register certain shares of Common Stock under the Securities Act upon demand and in connection with certain registration statements that the Issuer files. The foregoing description of the Amended and Restated Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such, which is filed as an exhibit and incorporated herein by reference.

Joint Filing Agreement

A Joint Filing Agreement, dated March 4, 2021, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Tender and Support Agreement, dated as of February 24, 2021, between AI Pan LLC, Merck Sharp & Dohme Corp. and Panama Merger Sub, Inc.

99.2	Amended and Restated Investors’ Rights Agreement, dated as of March 23, 2020, by and among Pandion Therapeutics Holdco LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Amendment No. 2 to Form S-1 (registration number 333-239500) filed with the Securities and Exchange Commission on July 16, 2020).

99.3	Joint Filing Agreement, dated as of March 4, 2021.

99.4	Limited Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2021

AI PAN LLC	By: Access Industries Management LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

/s/ *
Name: Leonard Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact